INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on May 28, 2010 (the “Meeting”).  The total number of shares voted was 6,249,224 or 57.3% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote
Resolution to elect directors, as proposed in the management information circular for the Meeting.
Each of the six nominees was elected to hold office until
the next annual meeting of the shareholders or until his
or her successor is elected or appointed. This vote was
conducted by a show of hands with 6,231,707 (99.85%)
for and 9,288 (0.15%) withheld.

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.
Deloitte & Touche LLP were reappointed to the office of
auditors until the next annual meeting and the directors
were authorized to fix the remuneration of the auditors.
This vote was conducted by a show of hands with
6,232,860 (99.87%) for and 8,135 (0.13%) withheld.

Resolution to approve the Corporation’s new deferred share unit plan for outside directors, as proposed in the management information circular for the Meeting.
The Corporation’s new deferred share unit plan for
outside directors was approved. This vote was conducted
by a show of hands with 6,079,829 (99.91%) for and
5,236 (0.09%) against.  Votes attached to securities
owned by directors and officers of the Corporation and
its subsidiaries representing 155,930 votes as of April
15, 2010 were excluded from the votes cast to approve
the deferred share unit plan.

Resolution to approve the Corporation’s new restricted share unit plan for certain officers and employees, as proposed in the management information circular for the Meeting.
The Corporation’s new restricted share unit plan for
certain officers and employees was approved. This vote
was conducted by a show of hands with 6,079,182
(99.90%) for and 5,883 (0.10%) against.  Votes attached
to securities owned by directors and officers of the
Corporation and its subsidiaries representing 155,930
votes as of April 15, 2010 were excluded from the votes
cast to approve the restricted share unit plan.

DATED as of this 28th day of May, 2010.
INTELLIPHARMACEUTICS INTERNATIONAL INC.

/John Allport/
Name: John Allport
Title: VP Legal Affairs & Licensing